Filed by Chittenden Corporation Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merrill Merchants Bancshares, Inc.

Commission File No.: 000-24715

This filing relates to the proposed acquisition of Merrill Merchants Bancshares, Inc. (“Merrill”) by Chittenden Corporation (“Chittenden”), as announced by the parties on January 19, 2007. The following is an investor package, dated January 19, 2007, regarding the acquisition and certain related matters.

Chittenden Corporation announces the acquisition of Merrill Merchants Bancshares, Inc. January 19, 2007

Profile
Data as of December 31, 2006
(dollars in thousands)
General
Holding Company Merrill Merchants Bancshares, Inc.
Bank Merrill Merchants Bank
Headquarters Bangor, Maine
Established 1992
Number of Branches 11
Transaction Value $111.4 million
Consideration 60% Stock / 40% Cash
Financial Data 12/31/06 12/31/05 12/31/04
Net Income $6,295 $5,738 $4,907
Return on Equity 17.32% 17.59% 16.06%
Return on Assets 1.45% 1.47% 1.36%
Net Interest Margin 4.13% 4.25% 4.04%
% of Nonint Income to Total Income 24.36% 24.82% 26.65%
Net Charge-offs/ Avg Loans 0.07% 0.06% 0.05%
Efficiency Ratio 56.63% 57.37% 59.29%
Loan Loss Reserves 1.21% 1.28% 1.37%
Leverage Ratio 8.42% 8.30% 8.26%
NPAs/Total Assets 0.32% 0.10% 0.44%

Greater Bangor Market
• Combined population of Penobscot County is 147,068
• 60,820 households
• Median household income is $37,650
• Median age is 37
• 21% of population holds a bachelor’s degree or higher
• The Healthcare and Retail Trade Industries employ over
50% of the area’s workforce
• Bangor was once again selected as a “5-Star Quality of
Life Metro” by Expansion Management Magazine in May
2006
• Bangor’s “Blue Ribbon” School System has the largest
accredited high school in Maine, where students score
extremely high on standardized tests and have high
college acceptance rates
• The Bangor Public Library serves as the Area Research
and Reference Center for Northern and Eastern Maine.
The Library has one of the highest per capita
circulation rates in the United States
• St. Joseph Hospital and Eastern Maine Medical Center
provide comprehensive primary-care hospital services
as well as specialty and intensive services to the
Greater Bangor Market and the northern two-thirds of
the state.
• Bangor is the cultural center for Northern Maine,
offering The Maine Discovery (Children’s) Museum,
The University of Maine Art Museum, The Bangor
Museum and Center for History and the oldest
continuously operating community orchestra in the
United States

Balance Sheet Highlights
December 31, 2006
Merrill Merchants Pro Forma
Combined
Assets $6,432 $449 $6,881
Investments 1,151 87 1,237
Loans 4,697 339 5,036
Deposits 5,479 360 5,839
Equity 671 39 710
Goodwill 216 0 216
CDI 15 0 15
Tangible Capital Ratio 7.10% 8.50% 7.19%
Book Value per share 14.79 10.89 14.51
Tangible BV per share 9.70 10.73 9.78
* No purchase accounting adjustments have been included in these highlights
Chittenden
Corporation Bancshares, Inc.
($ in millions,except per share amounts)

Balanced Loan Portfolio
at December 31, 2006
(in millions)
% of % of % of
Total Total Total
Commercial $1,443 31% $73 21% $1,516 30%
Commercial RE 1,943 41% 114 34% 2,057 41%
Residential RE 751 16% 125 37% 876 17%
Consumer 560 12% 27 8% 587 12%
Total Loans $4,697 100% $339 100% $5,036 100%
Pro forma
Combined
Chittenden
Corporation
Merrill Merchants
Bancshares, Inc.
Diversified Sources of Funding
at December 31, 2006
(in millions)
% of % of % of
Total Total Total
Demand & NOW $1,828 32% $105 26% $1,933 32%
Savings & MM 2,124 37% 101 25% 2,225 37%
CDs under $100,000 849 15% 76 19% 925 15%
CDs over $100,000 678 12% 78 19% 756 12%
Borrowings 210 4% 45 11% 255 4%
Total Funding $5,689 100% $405 100% $6,094 100%
Pro Forma
Combined
Chittenden
Corporation
Merrill Merchants
Bancshares, Inc.

Chittenden Corporation
Pro Forma Assets by State
at December 31, 2006
Vermont 42%
Massachusetts 22%
New Hampshire 19%
Maine* 17%
Total Funding 100%
*Includes Merrill Merchants Bancshares, Inc. assets as of 12/31/06
12/31/2006
Vermont
Massachusetts
New Hampshire
Maine

This presentation contains “forward-looking statements” which describe future plans and strategic initiatives. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations.
These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions for the merger in a timely manner or at all; (2) disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; (3) costs or difficulties related to the integration of the businesses following the merger; (4) changes in general, national or regional economic conditions; (5) changes in loan default and charge-off rates; (6) changes in interest rates; (7) competition; and (8) such other risks as are described in Chittenden’s filings with the Securities and Exchange Commission, including Chittenden’s Annual Report on Form 10-K for the year ended
December 31, 2005. Chittenden undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or other changes.
In connection with the proposed acquisition of Merrill Merchants Bancshares, Chittenden and Merrill intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a proxy statement/prospectus.  INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHITTENDEN, MERRILL MERCHANTS BANCSHARES
AND THE MERGER.  The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Chittenden or Merrill with the SEC, may be obtained free of charge at the SEC’s web site at
www.sec.gov.  In addition, investors may obtain free copies of the documents filed with the SEC by Chittenden by directing a written request to Chittenden Corporation, 2 Burlington Square, Burlington, Vermont 05402-0820, Attention:
General Counsel, and free copies of the documents filed with the SEC by Merrill by directing a written request to Merrill
Merchants Bancshares, Inc., 201 Main Street, Bangor, Maine 04401, Attention: Secretary.
Chittenden, Merrill and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Merrill in connection with the merger. Information about the directors and executive officers of Chittenden and Merrill and information about any other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about Chittenden’s directors and executive officers in the proxy statement for Chittenden’s annual meeting of stockholders filed with the SEC on March
8, 2006.  You can find information about Merrill’s directors and executive officers in the proxy statement for Merrill’s 2005 annual meeting of shareholders filed with the SEC on March 13, 2006.  You can obtain free copies of these documents from the SEC, Chittenden or Merrill using the contact information above.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.
Additional Information about the Merger and Where to Find It